

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Noni Session
Executive Director
East Bay Permanent Real Estate Cooperative
1428 Franklin Street
Oakland, California 94612

> **Re: East Bay Permanent Real Estate Cooperative**
> **Preliminary Offering Circular on Form 1-A**
> **Filed on July 23, 2020**
> **File No. 024-11277**

Dear Ms. Session:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on July 23, 2020

General

1. Please provide a section discussing Dilution, as required by Item 4 of Part II of Form 1-A.

2. We note that page 11 of your bylaws states that Investor Owners must be California residents or businesses that are California based or conduct most of their business in California unless the board establishes a policy exempting investors from this requirement. We also note that Exhibit 3, Investor Owner Agreement, states in Section 8 that sales will only be made to residents of California. Please revise the offering circular to clearly explain what a California Cooperative Corporation is, how your status as one impacts investors and your business, and clarify the extent to which sales will be limited to California residents. In this regard we note that Item 5 of Part I indicates you plan to conduct the offering in dozens of jurisdictions.

Cover Page

3.   Please disclose the amount of securities being offered and the duration of the offering. See Item 1 of Part II of Form 1-A and Rule 251(d)(3)(i)(F) of Regulation A. In addition, please briefly identify the material risks involved in the purchase of securities, including the lack of transferability of shares, the inability to redeem the shares for 5 years, the possibility redemption would be paid with a promissory note to be paid over an additional 5 year period and the possibility that the Board may reduce the redemption value of the shares based upon the health of the company, as required by Section 1.D of Guide 5. See Item 7(c) of Part II of Form 1-A for the applicability of Guide 5 to Form 1-A.

Signatures, page 41

4.   Please identify your principal executive officer, principal financial officer and principal accounting officer. See Instructions to Signatures of Form 1-A.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc: Janelle Orsi